UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41444

Intelligent Living Application Group Inc.

Unit 2, 5/F, Block A, Profit Industrial Building

1-15 Kwai Fung Crescent, Kwai Chung

New Territories, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 19, 2025 (the “Grant Date”), the Compensation Committee (“Committee”) of the Board of Directors (the “Board”) of Intelligent Living Application Group Inc., a Cayman Islands exempted company (the “Company”) granted stock awards of ordinary shares of the Company, par value $0.0001 (the “Ordinary Shares”), pursuant to the Company’s 2022 Omnibus Equity Plan, to certain officers and employees of the Company and its subsidiaries (the “Grantees”), including: 400,000 Ordinary Shares to Wynn Hui, Chief Technical Officer and a director of the Company, 400,000 Ordinary Shares to Bun Lau, Chief Operating Officer and a director of the Company, 400,000 Ordinary Shares to Errol Hui, Vice President of Engineering of the Company, 100,000 Ordinary Shares to Frederick Wong, Chief Financial Officer of the Company, 80,000 Ordinary Shares to Wei Zhong, Vice President of Finance of the Company as well as 40,000 Ordinary Shares to each of the independent directors of the Company, namely Monique Ho, Chun Fai (Kenneth) Liu, Carina Chui and Henry Yeung. On the Grant Date, the Committee and the Board also granted 2,000,000 Series A Preferred Shares, par value US$0.0001 to Mr. Bong Lau, the Chief Executive Officer and Chairman of the Board and each Series A Preferred Share is entitled to twenty (20) votes (collectively, the “Grants”). The Grants vested immediately on the Grant Date and each of the grantees also entered into an Unrestricted Stock Award Agreement with the Company on February 19, 2025. The forms of Unrestricted Stock Award Agreements are filed as Exhibits 10.1 and 10.2 to this report on Form 6-K and incorporated herein by reference.

Exhibit Index

Exhibit Number	Description

10.1	Form of Unrestricted Stock Award Agreement between the Grantees and the Company
10.2	Unrestricted Stock Award Agreement between Bong Lau and the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Intelligent Living Application Group Inc.

Date: February 20, 2025	By:	/s/ Bong Lau
	Name:	Bong Lau
	Title:	Chief Executive Officer